Mail Stop 0305

July 20, 2006

Qingjie Zhao
MGCC Investment Strategies, Inc
No. 56 Lingxi Street
Jinzhou City, Liaoning
People's Republic of China, 121013

Re: MGCC Investment Strategies, Inc
Form S-1 filed June 22, 2006
File No. 333-135250

Dear Mr. Zhao:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure on page 16 that you have entered into a non-binding letter of intent with foreign companies including HJR of Iran. Iran is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to economic sanctions and export controls administered by the U.S. Treasury Department's Office of Foreign Assets Control and the U.S. Commerce Department's Bureau of Industry and Security. Your Form S-1 contains no other information regarding contacts with Iran. Please describe for us the nature and extent of your past, current, and anticipated business activities in or other contacts with Iran, or contacts with entities affiliated with or controlled by the government of Iran,

whether through subsidiaries or other direct or indirect arrangements.

2. Please discuss the materiality of your contacts with Iran in light of Iran's status as a state sponsor of terrorism. Discuss also whether your contacts with Iran constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a corporation's reputation and share value.

    We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having operations in, or other business contacts with, Iran.

Cover Page

3. We note your disclosure that the selling stockholders and any participating broker-dealers may be deemed to be "underwriters." Please revise to clarify that any selling stockholder who is a broker-dealer "is" an underwriter. Please also revise under the "Plan of Distribution" section.

Prospectus Summary, page 1

4. Please revise and shorten the extensive corporate history of this section so that it provides information material to investors in the company now.

Summary Consolidated Financial Information, page 4
Selected Consolidated Financial Data, page 13

5. Please indicate in the introductory paragraph to your summary and selected consolidated financial information that the financial information presented is for Wonder Auto, who became the registrant following the completion of the reverse acquisition with MGCC Investment Strategies Inc. in June 2006.

Mr. Zhao
MGCC Investment Strategies, Inc
July 20, 2006
Page 3

6. Revise the Summary Consolidated Financial Information to disclose basic and diluted earnings per share for all periods presented.

Risk Factors, page 5

7. Consider adding a risk factor that the high price of gasoline might cause a slowdown in auto sales or tell us why it is not a material risk.

Mr. Qingjie Zhao's association with other businesses, page 7

8. Please revise to disclose Mr. Zhao's holdings in the company and the other companies he is executive director of.

We do not have any independent directors, page 7

9. Disclose whether you intend to appoint a majority of independent directors.

Changes in China's political or economic, page 8

10. We note your statement that the Chinese economy differs from the economies of OECD countries. Please briefly explain.

Certain of our stockholders hold a significant percentage, page 11

11. We note the disclosure on page 11 indicating that the Company's sole director, CEO, President and Secretary is the beneficial owner of approximately 28% of the Company's outstanding voting securities. We also note that this individual also owns 37.67% of Empower Century Limited which owns approximately 33% of the Company's common shares. As this ownership gives this individual the ability to significantly influence the Company's operations, the existence of this relationship should be disclosed in the Company's financial statements in accordance with the guidance outlined in paragraph 2 of SFAS No.57.

Liquidity and Capital Resources, page 21

12. Please revise your disclosure to include a detailed discussion explaining the factors that contributed to your net cash flows provided by or used in operating activities, investing activities, and financing activities for all financial statements periods presented in your filing.

13. We note from your disclosure that in June 2006 Wonder Auto raised $12 million in gross proceeds. Please revise to disclose how you plan the use the proceeds in the future and the associated significant financial statements impact, if any.

14. We note your disclosure that you do not have material capital expenditure requirements. We also note your disclosure of plans to construct new production lines elsewhere in the prospectus.   Please reconcile or separately quantify working capital requirements and the estimated range of funds needed for the construction of new production lines and to service your debt obligations for the next twelve months.

Obligations Under Material Contracts, page 22

15. Please provide in a tabular format a summary of your contractual obligations, presented in accordance with Item 303(a) (5) of Regulation S-K.

16. Revise the interest rate in the last paragraph on page 22 to give it as an annual interest rate.

Critical Accounting Policies, page 23
Allowance of doubtful accounts, page 23

17. We note that your receivable balance at December 31 2005 compared to 2004 materially increase by approximately 68% while your allowance for doubtful account only increased by approximately 26% and is less than 1% of your total trade receivable balance. We also note that the receivable balance continues to increase through your interim period ended March 31, 2006. Considering the significance of your trade receivable balance in relation to your total current assets, please revise your MD&A to discuss the reason for your proportionately higher increase in account receivable as compared to your small increase in allowance for doubtful account. Also please discuss how accurate the estimate/assumptions have been in the past, how much the estimate/assumptions have changed in the past and whether the estimate/assumptions are reasonably likely to change in the future. See FR-72 for guidance.

Inventories, page 23

18. Please expand your disclosure to explain your basis for recording a 50% general provision of inventories aged over 1 year. Your disclosure should include, but not be limited to discussing your assumptions and methods used to come up with this accounting policy. Additionally, expand your disclosure to explain the methods and assumption used in forecasting future demand requirements.

Our products and market presence, page 27

19. Refer to the first paragraph on page 28. Please confirm that the 2005 Economic Analysis you refer to is publicly available for free or at nominal cost and was not prepared for you. Similarly, confirm the same for the Nomura Research report

discussed at the top of page 29, the information from the China Association of Social Economic System and the CCID Consulting information referenced on page 30.

Overview, page 31

20. Please revise the third paragraph to delete the references to your competitors. Similarly, omit the comparison in the last sentence of Research and Development Investments on page 32.

Strategic Alliance with Japanese automotive component manufacturer, page 32

21. Please file the licensing agreement as an exhibit and disclose the name of the Japanese party in the next amendment.

Our sales and marketing efforts, page 32

22. Revise the last sentence of the second paragraph to sort out the companies with which you have agreements from the ones where you have non-binding letters of intent.

Regulation, page 36

23. In light of the disclosure under "Risks Related to Doing Business in China," it seems that the company faces significant regulation of its business. Please revise this section to discuss the material government regulation that affect your business, such as those affecting currency exchange and land ownership.

Management, Page 37

24. Please update this section to reflect the fact that Mr. Halter is no longer with the company.

Selling Stockholders, page 42

25. Consider including a discussion of how the shares were acquired by the selling stockholders in this section.

26. For each selling shareholder, please identify the natural person or persons that have voting or investment power over the selling shareholder.

27. Please disclose whether any selling stockholders are broker-dealers or affiliates of broker-dealers. The prospectus must identify any selling stockholder that is a

broker-dealer, as an underwriter in the plan of distribution, unless the shares were issued as compensation for investment banking services.

Index to Consolidated Financial Statements
General

28. Please address our comments on the audit financial statements and related disclosures in your unaudited interim financial statements.

29. Please provide selected quarterly data presented in accordance with Item 302 of Regulation S-K.

Consolidated Balance Sheet, page 26

30. Reference is made to your bills payable. Please disclose the nature and terms of your bills payable and explain the difference between your bills payable and trade payables in a foot note to your financial statements.

Note 2. Corporate information, page F-30
Note 4. Summary of Significant Accounting Policies, page F-31

31. As it appears that you accounted for the reorganization transaction involving Wonder Auto Limited, Man Do Auto and Jinzhou Halla as the reorganization of entities under common control, we are unclear as to why this treatment is considered appropriate. Please explain in detail your rationale for the treatment used and indicate the identity and ownership interests of the controlling shareholders for each entity before and after the reorganization. We may have further comment upon receipt of your response.

Note 3. Description of Business, page F-31

32. We note from your disclosure that as an integral part of developing your customer relationship, you also offer customers product design and development services of new car models or automotive components based on customers' required specifications. In this regard, please disclose your revenue recognition policy associated with these services. Also revise your financial statements to state separately net sales of tangible products and income from services, along with the associated cost of sales during each period presented as required by Rule 5-03(b)(1) and (2) of Regulations S-X.

Note 4. Summary of significant accounting policies, page F-31
Advertising, transportation, research and development expenses, page F-35

33. We note from your disclosure that research and development expense amounted to $477,225 and $278,784 for the years ended December 31, 2005 and 2004, respectively. However, from your disclosure on page 32 under the heading "Research and Development Investments" you state that your research and development expense amounted to $1.47 million and $1.35 million for the years ended December 31, 2005 and 2004, respectively. Please reconcile and revise these disclosures to explain the reason for the differences in these amounts.

Note 15. Other payable and accrued expenses, page F-45

34. We note from Note 15 (a) that staff welfare payable represents accrued staff medical, industry injury claims, labor and unemployment insurances. Please expand your disclosure to explain if these accruals represent self insurance or third party insurance. If the staff welfare payable represents self insurance, please disclose when estimated costs are accrued (e.g. probable and reasonably estimable). In addition, your policy should also specifically address the accounting treatment for claims incurred but not yet reported as well as reported claims.

Note 16. Provision for warranty, page F-46

35. Please revise your disclosure to comply with paragraph 14(b) of FIN No.45.

Note 19. Secured bank loans, page F-46

36. Along with your disclosure included in note 19, please describe the interest rate and currency denomination of each loan, as required by Article 5-03 (22) of Regulation S-X.

Subsequent Events

37. We note from your disclosure on page 2 under the heading "Acquisition of Wonder Auto and Related Financing" and on page 42 under the heading "Certain Relationships and Related Transactions" that several significant subsequent events occurred after the date of your financial statements presented in your filing. In this regard, please revise your audited and unaudited financial statements to include a subsequent event footnote, which describes the nature of each subsequent event and your accounting treatment associated with each transaction.

Item 15. Recent Sales of Unregistered Securities, page II-1

38. Please revise to disclose the consideration paid for the shares issued on June 22, 2006. Refer to Item 701(c) of Regulation S-K.

Item 17. Undertakings, page II-5

39. We note that you have furnished the undertakings under Item 512(i). Please tell us what information you are omitting in reliance on Rule 430A.

Signatures

40. Please delete Mr. Halter's name and signature.

*****

Closing

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (202) 654-1804
     Louis A. Bevilacqua, Esq.
     Thelen Reid & Priest LLP